UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of: March 29, 2005	File No.: 0-17551

TRANS-ORIENT PETROLEUM LTD.
(Translation of Registrant’s Name into English)

Suite 1407 - 1050 Burrard Street, Vancouver, BC Canada V6Z 2S3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F
Form 20F ☒    Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _______.

SUBMITTED HEREWITH

Exhibit	Description

99.1	Material Change Report dated March 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.
(Registrant)

Date: March 29, 2005	By:	/s/ Peter Loretto
Peter Loretto
Chief Executive Officer, President